United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on estimates update

Rio de Janeiro, December 3rd, 2024 - Vale S.A. ("Vale" or "Company") informs that it has updated the estimates mentioned below, which should be considered as follows:

Estimated production volumes:

Year	2024	2025	2026	2030	2035
Iron ore (Mt)	~328	325-335	340-360	~360	-
Iron ore - agglomerates (Mt)	~38	38-42	45-50	60-70	-
Iron ore - from reused tailings (Mt)[1]	~10	-	-	>30	-
Copper (kt)	~345	340-370	350-380	420-500	~700
Nickel (kt)[2]	~160	160-175	175-210	210-250	-

(1) Included in the estimate of total production of iron ore fines.

(2) It does not include indirect exposure to nickel production from joint ventures in Indonesia.

Average Fe content of products sold from Iron Ore Solutions:

Year	2024	2025	2026	2030
Fe (%)	~62.3	~62.5	~63	63-64

Percentage of products in the Iron Ore Solutions portfolio:

Year	2024	2025	2026	2030
Agglomerates (%)	~12	~13	~13	~20
IOCJ, BRBF and pellet feed (%)	~62	62-67	~70	~70
High silica (%)	~15	5-10	<5	<2
Others (%)	~11	~15	~12	~8

All-in components (US$/t):

Year	2024	2025	2026	2030
C1 cash cost of iron ore (1)	~22	20.5-22	<20	18-19.5
All-in iron ore cost (2)	~57	53-57	50-54	<50
All-in iron ore premium	-	3-4	4-6	-
All-in copper cost (3)	~2,900	2,800-3,300	3,200-3,700	-
All-in nickel cost	~15,900	14,000-15,500	12,500-14,000	-

(1) Includes the main direct production costs, such as mine, processing, railway and port costs. Does not include purchases from third parties. Values in nominal terms. Considers an exchange rate of BRL/USD 5.50, in real terms, for the years 2025, 2026 and 2030.

(2) The same assumption as in footnote (1) applies, including the all-in iron ore premium.

(3) Considering gold prices of US$2,470/troy ounce for 2024, US$2,485/troy ounce for 2025 and US$2,211/troy ounce for 2026.

Fixed expenditures with Iron Ore Solutions (US$ billion):

Year	2024	2025
Fixed expenditures[1] (US$ billion)	~6.1	~6.0

(1) Includes the main production, maintenance, SG&A and other costs.

Capital investments (US$ billion) (1):

Year	2024	2025+
Investment for growth	~1.7	~2.0-2.5
Maintenance investment	~4.4	~4.0-4.5
Total CAPEX (US$ billion)	~6.1	~6.5

(1) Values in real terms.

Capital investments by business (US$ billion) (1):

Year	2024	2025+
Iron Ore Solutions	3.5-4.0	3.5-4.0
Energy Transitions Metals	2.5-3.0	2.5-3.0

Commitments - Decharacterization, Brumadinho & Mariana (US$ billion)1,2:

Year	4Q24	2025	2026	2027	2028	2029	2030	Average 2031-35
Decharacterization ³	0.1	0.5	0.5	0.4	0.3	0.2	0.3	0.2
Brumadinho Settlement	0.5	0.8	0.7	0.3	0.2	0.1	0.1	<0.1
Samarco Settement[5]	0.7	2.0	1.1	0.5	0.4	0.3	0.3	-
Expenses incurred	0.3	0.4	0.4	0.3	0.4	-	-	-
Total	1.6	3.7	2.6	1.6	1.3	0.7	0.7	0.2

(1) Estimated cash outflow for 2024-2035 period, given BRL-USD exchange rates of 5.4481 and amounts stated in real terms.

(2) Amounts stated without discount to present value, net of judicial deposits and inflation adjustments.

(3) Estimated annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 248 million per year.

(4) Disbursements related to the Integral Reparation Agreement ending in 2031.

(5) Includes estimates of Samarco's contribution to the Mariana settlement.

Free Cash Flow yield:

Sensitivity of Vale's Free Cash Flow yield in 2030, in real terms, ranging from 6% to 28%, depending on the following assumptions: (a) average annual iron ore price (62% Fe benchmark) ranging from US$ 90/t to US$ 120/t; (b) average annual nickel price (LME) ranging from US$/t 14,000/t to US$ 18,000/t; (c) average annual copper price (LME) ranging from US$ 7,000/t to US$ 11,000/t.

Additional comments:

The Company informs that all other production projections for iron ore, agglomerates, copper, nickel, all-in cost components, disbursements and commitments and capital investments not mentioned in this document will be discontinued. Furthermore, the company clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that the item 3 of its Reference Form will be filed again in due course, within the period required by the Resolution CVM No. 80/2022.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 3, 2024		Director of Investor Relations